Exhibit 99.1

FORM 51-102F3

AMENDED AND RESTATED MATERIAL CHANGE REPORT

This Amended and Restated Material Change Report is being filed to correct a typographical error in the number of common shares to be issued under the transaction described in the material change report of Gold Royalty Corp. dated September 2, 2022.

1.	Name and Address of Company:

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on September 1, 2022.

3.	News Release:

On September 1, 2022, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On September 1, 2022, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Nevada Gold Mines LLC (“NGM”) to acquire certain royalties on properties located in Nevada for total share consideration of US$27,500,000, being 9,393,681 common shares of the Company.

5.	Full Description of Material Change:

On September 1, 2022, the Company entered into the Agreement with NGM to acquire the following royalties on properties located in Nevada for total share consideration of US$27,500,000 (the “Transaction”):

●	a 10% Net Profits Interest royalty on the high-grade, producing Granite Creek Mine operated by i-80 Gold Corp., payable after 120,000 oz of gold or equivalent is cumulatively produced from the project;
●	a 2.00% Net Smelter Return royalty (“NSR”) on the Bald Mountain Mine operated by Kinross Gold Corporation, payable after 10 million ounces of gold have been produced from the properties; and
●	a 1.25% NSR on the Bald Mountain Joint Venture Zone also operated by Kinross, (collectively, the “Royalties”).

Pursuant to the Agreement, the Company will acquire the Royalties for total consideration of US$27,500,000, which will be satisfied through the issuance to NGM of 9,393,681 common shares of the Company.

Closing of the Transaction is subject to customary conditions and is expected to complete on or about the end of the current quarter.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

9.	Date of Report:

September 15, 2022.